Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

HempTech Corp.

We consent to the use, in this Offering Statement on Form 1A of HempTech Corp., a Nevada corporation, of our report dated August 2, 2016 on our audit of the consolidated balance sheets of HempTech Corp., a Nevada corporation as of March 31, 2016 and 2015 and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended, and the reference to us under the caption "Financial Statements”.

We also consent to the reference to us under the caption "Experts" in the Offering Statement on Form 1A.

/s/ Turner, Stone & Company, L.L.P.

Certified Public Accountants

Dallas, Texas

October 5, 2016